February 16, 2007

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	MRU Holdings, Inc. Form 10-KSB for the Fiscal Year Ended June 30, 2005 Form 10-KSB for the Fiscal Year Ended June 30, 2006 Form 10-QSB for the Quarter Ended December 31, 2006 (File No. 000-33487)

Dear Mr. Vaughn:
By letter dated February 16, 2007 (the “Comment Letter”) from Kevin W. Vaughn, Division of Corporation Finance, the Company was informed of the comments of the staff with respect to the Annual Reports for the fiscal years ended June 30, 2005 and June 30, 2006 and the Quarterly Report for the period ended December 31, 2006. Set forth below is a brief description of our responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and, where appropriate, our revisions to the Registration Statements.

Form 10-QSB for the Quarter Ended December 31, 2006

Consolidated Balance Sheets, page 1

1.
The Series A preferred stock was converted to common stock on January 12, 2006. However, you still report amounts in “Additional Paid-In Capital Series A - beneficial conversion feature” in your financial statements subsequent to that date. Please revise your future filings to reclassify the remaining amounts recorded for the beneficial conversion feature to Additional Paid-In Capital for your common stock as of the date of conversion. Refer to paragraph 11 of EITF 98-5.

Company’s Response: The Company will revise future filing to reclassify the Additional Paid-In Capital - Series A Beneficial Conversion Feature to Additional Paid-In Capital for our common stock.

Consolidated Statements of Cash Flows, page 3

2.
We note that the beginning line item of your Statement of Cash Flows is “Net Loss” even though the amounts reported represent your net loss available to common stockholders. We note that the amounts presented in your Statement of Cash Flows effectively reconcile net loss available to common stockholders to computer your cash flows from operations. Please tell us your GAAP basis for presenting your reconciliation from net loss in this manner in light of the guidance of paragraphs 28-29 of SFAS 95. Otherwise in future filings beginning in your next Form 10-QSB, please revise your statement of cash flows to provide a reconciliation of actual net loss to cash flows from operating activities.

Company’s Response: In future filings, beginning with the Company’s next Form 10-QSB, the Company will revise our statement of cash flows to provide a reconciliation of actual net loss to cash flows from operating activities.

Note 2 - Summary of Significant Accounting Policies

3.
You state here on page 5 as well as in your most recently amended filings that your valuation reserve represents your estimate of “possible losses on these loans receivable portfolios”. Recording a valuation reserve for possible losses inherent in your student loan portfolio held for sale implies that you have reserved for all losses that could possibly occur within the portfolio (which seems unlikely to be true), rather than just the expected losses or the actual losses incurred to date. In future filings, please revise to more clearly describe what level of losses your valuation reserve represents.

Company’s Response: In future filings, the Company will revise its disclosure to “…expected losses on these loans receivable portfolios”. We appreciate the difference implied in this disclosure between “possible” and “expected” and agree that this will be revised in future filings.

(Loss) Per Share of Common Stock, page 8

4.
Please revise your future filings beginning in your next Form 10-QSB to clearly disclose how you have considered the Series A and Series B convertible preferred stock in your computation of diluted earnings per share for all periods presented. If the securities are excluded from the computation of earnings per share because they are antidilutive, please disclose that fact and quantify the shares excluded. Refer to paragraph 11 of SFAS 128.

Company’s Response: The Series A and Series B convertible preferred stock were antidilutive and excluded from the computation of earning per share in current and past filings. In future filings, the Company will continue to evaluate all common stock derivatives for consideration for inclusion in income/ (loss) per share of common stock. If the derivative is antidilutive, the Company will disclose that fact and quantify the shares of the derivative excluded, as it currently discloses for the Company’s options and warrants.

Note 7 - Stockholders’ Equity, page 14

5.	Prior to requesting effectiveness on your registration statement, please file the Series B Certificate of Designation as previously requested.

Company’s Response: No separate Certificate of Designations for preferred stock of the Company exists. The designations, rights and preferences of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock of the Company are contained in the Amended and Restated Certificate of Incorporation. Therefore, there is no certificate of designations on file and effective with the Secretary of State of the State of Delaware.

On February 13, 2006, the Company filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Amended and Restated Certificate of Incorporation was filed with the SEC as Appendix A to the Company’s Appendix A to the Definitive Information Statement on Form 14C, filed with the SEC on January 23, 2006, File No. 000-33487.

We trust that the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter dated February 16, 2007.

As we have previously discussed, we continue to appreciate any accelerated attention the staff could give this review, as we would like to cooperate with the staff in closing the issues brought to our attention and will work with the staff to have our recently amended S-3 registration statements be declared effective.

If the staff has any questions or comments, please contact our Managing Director-Finance and Controller, Randy L. Rasmussen, at (212) 836-4163 or me at (212) 836-4195.

Very truly yours,

/s/ Vishal Garg

Vishal Garg
Chief Financial Officer and Co-Founder of MRU Holdings, Inc.